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SEC
Mail Processing
Section
OCT 01 2019
Washington, DC
415

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-69866 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/18 (MM/DD/YY) AND ENDING 06/30/19 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kavout Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 West Ridgewood Avenue, Suite 9
(No. and Street)

| Ridgewood | NJ | 07450 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Hayes — 609-642-6593 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jennifer Wray CPA, PLLC
(Name – *if individual, state last, first, middle name*)

| 16418 Beewood Glen Drive | Sugar Land | TX | 77498 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

## OATH OR AFFIRMATION

I, Susan Hayes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kavout Securities, LLC, as of June 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

NJ Dr Lic H09607276161484 exp 11/15/22

Cheif Financial Officer, FinOp

Title

Notary Public

VINOD NIJHAWAN
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 03/09/2021
Commission # 2405351

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) ~~A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.~~ Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# KAVOUT SECURITIES, LLC

Financial Statements and Report of
Independent Registered Public Accounting Firm
Pursuant to Rule 17a-5

June 30, 2019

**Kavout Securities, LLC**
Table of Contents
June 30, 2019

# Jennifer Wray CPA PLLC

*16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328*


## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the members of
Kavout Securities LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Kavout Securities LLC as of June 30, 2019 the related statements of income, changes in owner's equity, and cash flows for the year ended June 30, 2019, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Kavout Securities LLC as of June 30, 2019 and the results of its operations and its cash flows for the year ended June 30, 2019 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Kavout Securities LLC's management. Our responsibility is to express an opinion on Kavout Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Kavout Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The supplementary information contained in Schedules I on the pages 9-10 has been subjected to audit procedures performed in conjunction with the audit of Kavout Securities LLC's financial statements. The supplemental information is the responsibility of Kavout Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Kavout Securities LLC's auditor since 2019.

Sugar Land, Texas

Sept 27, 2019

## Kavout Securities, LLC
Statement of Financial Condition
June 30, 2019

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 6,014 |
| Prepaid expenses and other assets | | 6,267 |
| **Total Assets** | $ | 12,281 |
| | | |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| **LIABILITIES** | | |
| Accounts payable and accrued liabilities | $ | - |
| **Total Liabilities** | | - |
| **MEMBER'S EQUITY** | | 12,281 |
| **Total Liabilities and Member's Equity** | $ | 12,281 |

The accompanying notes are an integral part of these financial statements.

**Kavout Securities, LLC**
Statement of Operations
For the Period from July 1, 2018 to June 30, 2019

| | | |
|---|---|---|
| **Revenues** | $ | - |
| **Expenses** | | |
| Professional fees | | 33,275 |
| Regulatory fees | | 2,146 |
| Occupancy expense | | 3,200 |
| Other operating expenses | | 926 |
| **Total expenses** | | 39,547 |
| **Net loss** | $ | (39,547) |

The accompanying notes are an integral part of these financial statements.

## Kavout Securities, LLC
Statement of Changes in Member's Equity
For the Period from July 1, 2018 to June 30, 2019

| | | |
|---|---|---|
| **Balance, July 1, 2018** | $ | 16,528 |
| Capital contributions | | 35,300 |
| Net loss | | (39,547) |
| **Balance, June 30, 2019** | $ | 12,281 |

The accompanying notes are an integral part of these financial statements.

## Kavout Securities, LLC
Statement of Cash Flows
For the Period from July 1, 2018 to June 30, 2019

| | | |
|---|---|---|
| **Cash Flows from Operating Activities** | | |
| Net loss | $ | (39,547) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Increase in prepaid expenses and other assets | | (5,319) |
| Decrease in accounts payable and accrued expenses | | - |
| Net cash used in operating activities | | (44,866) |
| **Cash Flows from Financing Activities:** | | |
| Capital contribution | | 35,300 |
| Net cash provided by financing activities | | 35,300 |
| **Net Decrease in Cash and Cash Equivalents** | | (9,566) |
| Cash and Cash Equivalents at Beginning of Period | | 15,580 |
| Cash and Cash Equivalents, End of Period | $ | 6,014 |

The accompanying notes are an integral part of these financial statements.

## NOTE 1. BUSINESS OF THE COMPANY

Kavout Securities, LLC (the Company) is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). It is a wholly owned subsidiary of Kavout Corporation (parent). The Company was formed in the state of Delaware on February 18, 2016 and became a registered broker-dealer and member of FINRA on October 3, 2017.

The Company collects commissions or per share fees for transactions conducted by other broker dealers/institutions whose users employ the technologies/software offered by its parent.

## NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

### Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash and Cash Equivalents

The Company considers all liquid investments with a maturity of three months or less to be cash equivalents. The Company maintains its deposits in a commercial checking account in a high credit quality financial institution. Balances have not exceeded federally insured limits.

### Revenue Recognition

The Company earns revenue (commissions or per share fees) from transactions of other firms that utilize its technology. The Company will recognize revenue when a transaction is completed. The Company recorded no revenue during the reporting period.

Effective January 1, 2018, the Company adopted the requirements of Financial Accounting Standard Board's ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), as amended. The Company completed its implementation analysis, reviewing current accounting policies and practices to identify potential differences that would result from applying the requirements under the new standard. The Company had evaluated the potential impacts of the new revenue recognition standard on its financial statement and has not identified any material changes in the timing of revenue recognition. The adoption of the new guidance for revenue recognition did not result in any change to the financial statements for the year ended June 30, 2019.

**Operating Expenses**

Operating expenses such as professional service fees, regulatory fees and broker-dealer fidelity bond insurance premiums are related to operating activities of the Company. These are expensed in the period to which they relate.

**Income Taxes**

The Company is considered a "pass-through" entity under the Internal Revenue Code and therefore is not liable for federal income taxes on its taxable income. Liability for federal income tax expense is the responsibility of the Company's Member.

## NOTE 3. RELATED PARTY MATTERS

The Company has an Expense Sharing Agreement (ESA) in place with its parent. Under the terms of the ESA, the parent supplies the Company with administrative and technology services including allocated management salaries, bookkeeping fees, and technology support (software development, systems, computer hardware and internet services). None of these expenses are reflected on the Statement of Operations for the period ended June 30, 2019.

## NOTE 4. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2019 the Company had net capital of $6,014 which was $1,014 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was zero as the Company had no aggregate indebtedness as of that date.

## NOTE 5. COMMITMENTS AND CONTINGENCIES

On September 4, 2019 the Company was informed by an attorney for its Chief Operating Officer/Chief Compliance Officer (the "Individual") that the Individual may file a claim against the Company for consulting fees in the amount of $25,000 for the period from June 2019 through September 2019 which the Individual invoiced to the Parent and which the Parent refused to pay. (The amount applicable to June 2019 is $1,000.) No consulting agreement or fee arrangement exists or has ever existed between the Company and the Individual. No provision for a settlement has been made because the Company believes the likelihood of a material loss in this matter is remote.

## NOTE 6. SUBSEQUENT EVENTS

On September 5, 2019 100% of the membership interest in the Company was sold to Isla Group, Inc.

## NOTE 7. GOING CONCERN

The Company generated $0 revenue for the period ended June 30, 2019. Capital contributions were provided by the parent subsequent to June 30, 2019 totaling $10,100. While the Company is optimistic that it will generate sufficient revenue to fund operations, it will continue to be supported by Isla Group, Inc. through capital contributions until such time as it can independently sustain its existence. Isla Group, Inc. contributed $1,500 in additional capital on September 17, 2019.

## Supplemental Information

## Kavout Securities, LLC

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of June 30, 2019

**Schedule I**

| | | |
|---|---|---|
| **Net Capital** | | |
| Total member's equity | $ | 12,281 |
| Less non-allowable assets: | | |
| Prepaid expenses | | 6,267 |
| Net capital before haircuts on securities positions | | 6,014 |
| Haircuts on securities positions | | - |
| Net capital | $ | 6,014 |
| **Aggregate Indebtedness** | $ | - |
| **Computation of Basic Net Capital Requirement** | | |
| Minimum net capital required | $ | 5,000 |
| Excess net capital | $ | 1,014 |
| Net capital in excess of 120% of required net capital | $ | 14 |
| Ratio of aggregate indebtedness to net capital | | - |

There are no material differences between the computation above and the computation included in the Company's corresponding unaudited June 30, 2018 FOCUS Report, Part IIA, Form X-17a-5 amended on August 27, 2019.

## Exemption Certification

# *Jennifer Wray CPA PLLC*

*16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328*


## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Kavout Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Kavout Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Kavout Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k) (exemption provisions) and (2) Kavout Securities LLC stated that Kavout Securities LLC met the identified exemption provisions from throughout the fiscal year from July 1, 2018 to June 30, 2019 without exception. Kavout Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kavout Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

Sept 27 2019

**KAVOUT SECURITIES, LLC**
**20 West Ridgewood Avenue, Suite 9**
**Ridgewood, NJ 07450**
**(201) 857-0233**

# EXEMPTION REPORT

Kavout Securities, LLC (the "Company") is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- The Company may file an Exemption Report because the Company had no obligations under C.F.R. §240.15c3-3.
- The Company's business activities are limited to receiving transaction-based compensation for providing technology or platform services.
- The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the fiscal year from July 1, 2018 to June 30, 2019 without exception.

**Kavout Securities, LLC**

I, Susan Hayes, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature] Date: 09/27/19
Title: Chief Financial Officer & FinOp